GOLDEN FALCON ACQUISITION CORP.

850 Library Avenue, Suite 204

Newark, Delaware 19711

December 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Erin Burnett

Re:	Golden Falcon Acquisition Corp.

Registration Statement on Form S-1

Filed December 1, 2020, as amended

File No. 333-251058

Dear Ms. Burnett:

Golden Falcon Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-251058), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, December 17, 2020, or as soon thereafter as possible.

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Sincerely,

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
	Name:	Makram Azar
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]